UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Medvector Corp

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 19, 2017

Physical address of issuer
898 N. Pacific Coast Highway, Fifth Floor, El Segundo, CA 90245

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$759,063	$ 718,903
Cash & Cash Equivalents	$424,287	$369,811
Accounts Receivable	$0.00	$0.00
Short-term Debt	$360,140	$326,243
Long-term Debt	$1,085,000	$425,000
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-653,737	$-687,288

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July 17, 2025

FORM C-AR

Medvector Corp




       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Medvector Corp, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at medvector.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 17, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

       Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Medvector Corp (the "Company") is a Delaware Corporation, formed on December 19, 2017.

The Company is located at 898 N. Pacific Coast Highway, Fifth Floor, El Segundo, CA 90245.

The Company's website is medvector.com .

The information available on or through our website is not a part of this Form C-AR.

The Business

Before Pharmaceutical companies can sell or market new drugs to the public, they must conduct a Clinical Trial to get the approval of the FDA. Clinical trials are notoriously slow due to HIPAA privacy laws, which makes finding, recruiting, and enrolling patients into clinical studies very difficult. It's so bad, the average clinical trial takes longer than 10 years! Fixing this problem is a top priority as it leads to higher drug prices, lost medications, lost lives, poor access to advanced medicine, and wastes valuable patent-protection for our key customer, Pharma. At MedVector, we believe greater patient access via telemedicine is the key to faster clinical trials. MedVector is an industry-first telemedicine platform for finding, enrolling, and connecting subjects to clinical studies from anywhere int he world. With MedVector's Prime-Control Telemedicine Technology, no subject is too far away or left behind.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete

description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a

better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year or longer. The exception to this rule is fi you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, or longer, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the telemedicine industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is

offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate

terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as

to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize

due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations

will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a telemedicine platform for connecting people and companies for clinical trial studies. Our revenues are therefore dependent upon the market for such need. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your

investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in

the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get

their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are an early stage company and have not yet generated any profits MedVector Corp was formed on 12/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MedVector Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MedVector's Prime Control Telemedicine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Before Pharmaceutical companies can sell or market new drugs to the public, they must conduct a Clinical Trial to get the approval of the FDA. Clinical trials are notoriously slow due to HIPAA privacy laws, which makes finding, recruiting, and enrolling patients into clinical studies very difficult. It's so bad, the average clinical trial takes longer than 10 years! Fixing this problem is a top priority as it leads to higher drug prices, lost medications, lost lives, poor access to advanced medicine, and wastes valuable patent-protection for our key customer, Pharma. At MedVector, we believe greater patient access via telemedicine is the key to faster clinical trials. MedVector is an industry-first telemedicine platform for finding, enrolling, and connecting subjects to clinical

studies from anywhere int he world. With MedVector's Prime-Control Telemedicine Technology, no subject is too far away or left behind.

Business Plan

See attached

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Stout

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Co-Founder June 2017- Present Responsibilities: Build, operate, and scale MedVector. Salary is normally $15k/mo, which started when Scott left Wells Fargo Private Bank to work on this full time (May 2018) however covid has hindered company's VC investment (10 weeks into DD when the fund froze due to Covid), and prevented Scott from taking a salary.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Wells Fargo Private Bank Financial Advisor October 2014- April 2018 Wealth Management, Options Strategist, Team Ops CleanBox Tech Board Member January 2018- September 2019 Advising on business aspects, market, and product fit.

Education

BS Marketing & Advertising - Univ of Arizona FINRA Series 7, 66

Name

Dr. Dennis Patterson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

EVP Physicians & Co-Founder July 2017- Present Educating and speaking with doctors about the MedVector process.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Verras Chairman of the Board January 2007- Present Corporate direction and strategy. American College of Healthcare;lthcare Trustee

Education

Pepperdine University - Graduate School of Education & Psychology Doctor's Degree in Industrial & Organizational Psychology Pepperdine University Doctorate in Organizational Leadership The George Washington University MBA Hospital & Healthcare Facilities Elmhurst University - BA Political Science & Government

Name

Ted Barduson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, Jan 2020-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Build and run operations.

Education

University of Colorado Boulder - BA Accounting, Computer Science

Name

Ian Leaman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, Sept 2018-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Build and run financial operations

Education

University of Manchester - BA (Hons) Institute of Chartered Accountants in England & Wales - Fellow (FCA) FINRA - Registered Rep Series 63, 79

Name

Craig Lipset

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board member May 2021 - to date

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board member

Education

Brandeis University Columbia University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Stout

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Co-Founder June 2017- Present Responsibilities: Build, operate, and scale MedVector. Salary is normally $15k/mo, which started when Scott left Wells Fargo Private Bank to work on this full time (May 2018) however covid has hindered company's VC investment (10 weeks into DD when the fund froze due to Covid), and prevented Scott from taking a salary.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Wells Fargo Private Bank Financial Advisor October 2014- April 2018 Wealth Management, Options Strategist, Team Ops CleanBox Tech Board Member January 2018- September 2019 Advising on business aspects, market, and product fit.

Education

BS Marketing & Advertising - Univ of Arizona FINRA Series 7, 66

Name

Dr. Dennis Patterson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

EVP Physicians & Co-Founder July 2017- Present Educating and speaking with doctors about the MedVector process.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Verras Chairman of the Board January 2007- Present Corporate direction and strategy. American College of Healthcare;lthcare Trustee

Education

Pepperdine University - Graduate School of Education & Psychology Doctor's Degree in Industrial & Organizational Psychology Pepperdine University Doctorate in Organizational Leadership The George Washington University MBA Hospital & Healthcare Facilities Elmhurst University - BA Political Science & Government

Name

Ted Barduson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, Jan 2020-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Build and run operations.

Education

University of Colorado Boulder - BA Accounting, Computer Science

Name

Ian Leaman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, Sept 2018-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Build and run financial operations

Education

University of Manchester - BA (Hons) Institute of Chartered Accountants in England & Wales - Fellow (FCA) FINRA - Registered Rep Series 63, 79

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Stock
Amount outstanding	1,513,272
Voting Rights	One vote per share, votes with common on an as-converted basis, and has information and pro rata rights on subsequent financings.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Non-Participating Liquidation Preference

Type of security	Common Stock
Amount outstanding	5,000,245
Voting Rights	One vote per share
Anti-Dilution Rights	

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The total shares outstanding on a fully diluted basis includes: 5,000,245 shares issued and 1,132,013 reserved pursuant to an option pool.

The Company has the following debt outstanding:

Type of debt	Loan from family member
Name of creditor	The Manovich 1996 Revocable Trust
Amount outstanding	50,000
Interest rate and payment schedule	2.16% pa No maturity date
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 31, 2060
Other material terms	

The total amount of outstanding debt of the company is $50,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$600,000.00	Concept development, hospital network, legal pathways, partnership development, product design, operational expenses.	April 18, 2018	Section 4(a)(2)

Preferred Stock	812,558	$250,000.00	Build device	July 17, 2019	Section 4(a)(2)
Common Stock	564,887	$1,069,999.95	Platform fees, Company Employment, Research & Development , Operations	October 20, 2020	Regulation CF
Convertible Notes		$114,628.73		May 1, 2024	Regulation CF

Ownership

MedVector has 22 individual shareholders, together with a bulk holding via a crowdfund raise in 2021 of 678 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Scott Stout	55.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As of December 31, 2022, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business development, software development, and marketing efforts to raise capital. Once the Company commences its planned full‑scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failure to secure funding to operationalize the Company's plans or failure to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

The Company is supported by a number of High Net Worth individual investors. The Company has raised several rounds of financing on achieving milestones. it is intended to build towards commercialization of operations , calling on these (and potentially other) investors as require until cash-flow positive trading is achieved.

Liquidity and Capital Resources

On April 18, 2018 the Company conducted an offering pursuant to Section 4(a)(2) and raised $600,000.00.

On July 17, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised $250,000.00.

On October 20, 2020 the Company conducted an offering pursuant to Regulation CF and raised $1,069,999.95.

On May 1, 2024 the Company conducted an offering pursuant to Regulation CF and raised $114,628.73.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated

on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Kay Stout
Relationship to the Company	Family Member
Total amount of money involved	$50,000
Benefits or compensation received by related person	None
Benefits or compensation received by Company	The loan is attached to a credit line with an adjustable interest rate, currently 2.14%. There is no current maturity to the loan. Once paid back MedVector wil still have access to this credit line until MedVector has the credit history to open it's own line.
Description of the transaction	This is a credit line from a third party secured by the CEO's mothers' investment account.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Scott Stout

_____

(Signature)

Scott Stout
_____

(Name)

CEO & Director
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



MEDVECTOR CORP.]
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: MedVector Corp., Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 8, 2024

MEDVECTOR CORP. STATEMENT OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	64,386	430,542
Other Current Assets	9,460	1,333
Total Current Assets	**73,846**	**431,876**
Non-Current Assets:		
Intangible Assets, net	337,682	327,187
Fixed Assets, net	-	-
Total Non-Current Assets	**337,682**	**327,187**
TOTAL ASSETS	**411,528**	**759,063**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable and Accrued Expenses	167,239	135,140
Related Party Loans Payable	225,000	225,000
Other Current Liabilities	-	-
Total Current Liabilities	**392,239**	**360,140**
Non-Current Liabilities:		
Total Non-Current Liabilities		
TOTAL LIABILITIES	**392,239**	**360,140**
EQUITY		
Preferred Stock		-
Common Stock		-
Additional Paid-in Capital	1,818,582	1,818,582
Retained Earnings	(3,209,292)	(2,504,659)
SAFE	1,410,000	1,085,000
TOTAL EQUITY	**19,290**	**398,923**
TOTAL LIABILITIES AND EQUITY	**411,528**	**759,063**

MEDVECTOR CORP. STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Operating Expenses		
Professional Fees	592,115	574,868
General and Administrative	86,051	61,691
Research and Development	7,595	3,159
Total Operating Expenses	**685,762**	**639,719**
Total Loss from Operations	**(685,762)**	**(639,719)**
Other Expense		
Interest expense	18,707	13,763
Finance Fees	164	256
Total Other Income/Expense	**18,871**	**14,019**
Earnings Before Income Taxes, Depreciation, and Amortization	**(704,633)**	**(653,737)**
Depreciation Expense	-	-
Amortization Expense	-	-
Net Income (Loss)	**(704,633)**	**(653,737)**

MEDVECTOR CORP. STATEMENT OF CASH FLOWS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(704,633)	(653,737)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Amortization Expense	-	-
Accounts Receivable		
Other Current Assets	(8,127)	1,856
Accounts Payable and Accrued Expenses	32,099	33,897
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	23,972	35,752
Net Cash provided by (used in) Operating Activities	**(680,661)**	**(617,985)**
INVESTING ACTIVITIES	-	-
Intangible Assets	(10,495)	(30,495)
Fixed Assets		
Net Cash provided by (used in) Investing Activities	**(10,495)**	**(30,495)**
FINANCING ACTIVITIES		
Accrued interest		
SAFE	325,000	660,000
Issuance of Stocks		
Net Cash provided by (used in) Financing Activities	**325,000**	**660,000**
Cash at the beginning of period	430,542	419,022
Net Cash increase (decrease) for period	(366,156)	11,520
Cash at end of period	**64,386**	**430,542**

MEDVECTOR CORP. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	Retained Earnings	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	5,700,959		812,558		1,818,582	(1,850,922)	(32,340)
Issuance of Common Stock						-	-
Additional Paid in Capital						-	-
Net income (loss)						(653,737)	(653,737)
Ending balance at 12/31/22	**5,700,959**	**-**	**812,558**	**-**	**1,818,582**	**(2,504,659)**	**(686,077)**
Issuance of Common Stock	-					-	-
Additional Paid in Capital	-	-				-	-
Net income (loss)	-	-				(704,633)	(704,633)
Ending balance at 12/31/23	**5,700,959**	**-**	**812,558**	**-**	**1,818,582**	**(3,209,292)**	**(1,390,710)**

MEDVECTOR CORP.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

MedVector Corp. ("the Company") was incorporated on December 19, 2017 under the laws of the State of Delaware, and is headquartered in El Segundo, California. The Company plans to earn revenue through a telemedicine and logistics platform used to increase clinical trial participation, and assist doctors and hospitals in generating revenue, reducing costs, and bringing medicines to market more quickly. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise additional capital to be utilized for the on-going development of its business and operating models.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. As of December 31, 2023, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business development, software development, and marketing efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $430,542 and $64,386 in cash as of December 31, 2022 and December 31, 2023, respectively. Total Cash consists of Restricted cash amounting to $6,255 and $6,255 as of December 31, 2022 and December 31, 2023, respectively which pertains to amounts held in an escrow account, managed by a third-party, as part of the ongoing Regulation CF raise. The Company does not have access to those funds until they are released to the Company.

Capitalized Internal-Use Software Costs

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes.

The company capitalized its software development costs, which totaled $327,187 and $337,682 as of December 31, 2022 and December 31, 2023, respectively, after determining that it was 'technically feasible'. The company has not yet provided provisions for amortization on its software as of December 31, 2022 and December 31, 2023.

The Company also reviews the recoverability of internally developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2022 and 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company with the primary aim to "eliminate clinical trial enrollment delays and frees trials from the locational constraints" plans to earn revenue by charging fees to clinical trial organizations for every patient brought or referred to them by the company.

As of December 31, 2023, the Company has not commenced full scale operations, thus, has not also earned any revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services will be expensed as costs are incurred.

General and Administrative

General and administrative expenses of the company primarily consist of professional fees paid to external individuals and/or entities whom the company availed of services like accounting, legal, marketing/advertising for capital raising, and research & development among others.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants issued by the company do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

As of December 31, 2023, the company has outstanding options and warrants issued to its major shareholders of 1,095,839 and 352,409, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, forthose tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, its policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years have been open since the Company's inception.

The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has already filed its tax returns as of the date of December 31, 2022 but not yet in 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2019 and 2020, the Company was advanced $175,000 and $50,000, respectively from a family member of a shareholder of the Company. The advance is currently subject to an interest rate of 2.16% per annum and has no maturity date. At both December 31, 2022 and 2023, accrued interest on these advances totals to $13,763 and $20,513, respectively.

Stoutland LLC is a personal service company owned by the CEO and majority shareholder, Scott Stout. It exists only to receive the income from MedVector under an independent contractor agreement. Given that the Company has not yet earned income as of December 31, 2023, there have been no transactions that took place with Stoutland LLC.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On November 17, 2021 the Company was authorized to issue $2,000,000 of SAFE Notes. The terms of this issue were a Valuation Cap of $20,000,000 and a Discount of 18%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In a Liquidity Event or Dissolution Event the Investor's right to receive its Cash-Out Amount is Senior to payments for Common Stock.

The company has issued a total of $1,085,000 and $1,410,000 of these SAFE Notes as of December 31, 2022 and December 31, 2023. As of December 31, 2023, no SAFE notes have been converted to Preferred Stock.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00 per share. 5,700,959 shares comprised of 5,000,245 voting and 700,714 non-voting were issued and outstanding as of 2022 and 2023

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,500,000 of preferred shares with a par value of $0.00 per share. 812,558 shares were issued and outstanding as of 2022 and 2023.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and non-assessable common stock initially on a one-to-one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 7, 2024, the date these financial statements were available to be issued.

The Company issued an additional $25,000 of its SAFE Notes in the first quarter of 2024 resulting in a total of $1,435,000 of issued SAFE notes as of this quarter.

CERTIFICATION

I, Scott Stout, Principal Executive Officer of MedVector Corp, hereby certify that the financial statements of MedVector Corp included in this Report are true and complete in all material respects.

Scott Stout

CEO & Co-Founder



MEDVECTOR CORP.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2021 and 2020

MEDVECTOR CORP.

Years Ended December 31, 2021 and 2020

Table of Contents

MEDVECTOR CORP.

BALANCE SHEETS

December 31, 2021 and 2020

(unaudited)

	2021	2020
Assets		
Current assets		
Cash and cash equivalents	$ 369,811	$ 174,825
Restricted cash	49,211	21,029
Prepaid Expenses	3,189	-
Total current assets	422,211	195,854
Software, net	296,692	266,692
Total assets	$ 718,903	$ 462,546
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 1,243	$ 34,137
Accrued compensation	100,000	100,000
Notes payable, related party	225,000	225,000
Total current liabilities	326,243	359,137
Non-Current Liabilities		
SAFE Notes	425,000	-
Total Non-Current Liabilities	425,000	-
Total liabilities	751,243	359,137
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 1,079,900 and 1,079,900 shares issued and outstanding on December 31, 2021 and 2020	108	108
Common stock, 5,301,872 and 5,301,872 shares issued and outstanding on December 31, 2021, and 2020	530	530
Additional paid-in capital	1,817,944	1,266,444
Accumulated deficit	(1,850,922)	(1,163,673)
Total stockholders' equity	(32,340)	103,409
Total liabilities and stockholders' equity	$ 718,903	$ 462,546

See accompanying notes to the financial statements.

MEDVECTOR CORP.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021 and 2020

(unaudited)

	2021	2020
Revenue	$ -	$ -
Operating expenses		
Professional fees	591,447	289,716
General and administrative	56,106	21,409
Research and development	35,750	20,337
Travel	3,946	3,072
Total operating expenses	687,288	334,534
Loss from operations	(687,288)	(334,534)
Other expense		
Interest expense	-	4,980
Net loss before income taxes	(687,288)	(339,514)
Provision for income taxes	-	-
Net loss	**(678,249)**	**(339,514)**

See accompanying notes to the financial statements.

3

MEDVECTOR CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020
(unaudited)

	Preferred Stock		Common Stock		Total Additional Accumulated Stockholders'	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on December 31, 2018	-	$ -	5,000,245	$ 500	$ (500)	$ (311,702)	$ (311,702)
Issuance of preferred stock for cash	179,046	18	-	-	174,982	-	175,000
Issuance of preferred stock upon conversion of notes	824,120	82	-	-	644,215	-	644,297
Issuance of preferred stock as compensation	51,156	5	-	-	49,995	-	50,000
Net loss	-	-	-	-	-	(512,457)	(512,457)
Balance on December 31, 2019	1,054,322	105	5,000,245	500	868,692	(824,159)	45,138
Issuance of preferred stock for cash	25,578	3	-	-	24,997		25,000
Issuance of common shares for cash	-	-	301,627	30	372,755		372,785
Net loss	-	-	-	-	-	(339,514)	(339,514)
Balance on December 31, 2020	1,079,900	108	5,301,872	530	1,266,444	(1,163,673)	103,409
Issuance of common stock for cash	-	-	-	-	551,500	-	551,500
Net loss	-	-	-	-	-	(687,249)	(687,249)
Balance on December 31, 2021	1,079,900	$ 108	5,301,872	$ 530	$ 1,817,944	$ (1,850,922)	$ (32,340)

See accompanying notes to the financial statements.

MEDVECTOR CORP.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021 and 2020

(unaudited)

	2021	2020
Cash flows from operating activities		
Net loss	$ (687,249)	$ (339,514)
Adjustments to reconcile net loss to net cash used by operating activities:		
Share based compensation	-	-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(32,894)	585
Accrued compensation	-	100,000
Prepaid expenses	(3,189)	-
Net cash used by operating activities	(723,332)	(238,929)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(30,000)	(40,000)
Net cash used by investing activities	(30,000)	(40,000)
Cash flows from financing activities		
Proceeds from issuance of preferred stock	-	25,000
Proceeds from issuance of common shares	551,500	372,785
Proceeds from related party loan	-	50,000
Proceeds from issuance of SAFE	425,000	-
Net cash provided by financing activities	976,500	447,785
Net change in cash, cash equivalents, and restricted cash	223,168	168,856
Cash, cash equivalents, and restricted cash, beginning	195,854	26,998
Cash, cash equivalents, and restricted cash, ending	$ 419,022	$ 195,854
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	-	-
	$ -	$ -
Noncash transactions:		
Conversion of outstanding promissory notes and accrued interest	$ -	$ -
Shares issued for software development services	$ -	$ -

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MedVector Corp. ("the Company") was incorporated on December 19, 2017 under the laws of the State of Delaware, and is headquartered in El Segundo, California. The Company provides a telemedicine and logistics platform used to increase clinical trial participation, and assist doctors and hospitals in generating revenue, reducing costs, and bringing medicines to market more quickly.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2021, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Risks and Uncertainties

As of December 31, 2021, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business development, software development, and marketing efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failure to secure funding to operationalize the Company's plans or failure to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On December 31, 2021 and 2020, the Company had no items other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Restricted Cash

Restricted cash consists of amounts held in an escrow account, managed by a third-party, as part of the ongoing CF regulation raise. The Company does not have access to those funds until they are released to the Company.

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally developed software assets, including useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2021 and 2020.

Stock-Based Compensation

The Company accounts for stock-based compensation, to both employees and non-employees, in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expended as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company adopted this during the year ended December 31, 2020, and it had no material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 20, 2022, the date these financial statements were available to be issued. No matters are deemed necessary for disclosure.

NOTE 2 – SOFTWARE

Intangible assets consist of the following on December 31:

	2021		**2020**	
Software	$	296,692	$	226,692
		296,692		226,692
Accumulated amortization		-		-
Intangible assets, net	$	296,692	$	226,692

There was no amortization recorded as of December 31, 2021 and 2020, as the Company's software platform has not yet launched.

NOTE 3 – COMMON STOCK

At December 31, 2021 and 2020, the Company has 10,000,000, $0.0001 par value shares of common stock authorized. In August 2019, the Company amended its articles of incorporation to increase the authorized shares of the Company from 3,000 to 10,000,000 and change the par value of none to $0.0001.

During the year ended December 31, 2021, the Company issued 364,604 non-voting shares of common stock for proceeds of $501,500.

NOTE 4 – PREFERRED STOCK

On December 31, 2021 and 2020, the Company has 2,500,000, $0.0001 par value shares of preferred stock authorized. In August 2019, the Company amended its articles of incorporation to increase the authorized shares of the Company from 0 to 2,500,000.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

On November 17, 2021 the Company issued $425,000 of SAFE Notes. The terms of this issue were a Valuation Cap of $20,000,000 and a Discount of 18%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In a Liquidity Event or Dissolution Event the Investor's right to receive its Cash-Out Amount is Senior to payments for Common Stock.